1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

VIA EDGAR

January 30, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: iShares Trust

(Securities Act File No. 333-92935;

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 692

Ladies and Gentlemen:

On behalf of the iShares Trust (the “Trust”), we hereby transmit for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, Post-Effective Amendment No. 692 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act and for the sole purpose of adding a new fund to the Trust: iShares B – Ca Rated Corporate Bond Fund (the “Fund”). The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objectives and Policies

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Barclays Capital U.S. Corporate B—Ca Capped Index (the “Underlying Index”). The Underlying Index, a subset of the Barclays U.S. Corporate High Yield Index, measures the performance of the taxable B1 – Ca rated range of the fixed rate U.S. dollar-denominated corporate bond market. The Underlying Index is market capitalization weighted and caps individual issuers at 3% of the Underlying Index’s total market value. The universe of securities that are eligible for inclusion in the Underlying Index includes U.S. dollar-denominated taxable fixed-rate securities with maturities of one year or more and $500 million or more of outstanding face value issued by U.S. and non-U.S. domiciled financial, industrial and utility corporations. In addition, only securities rated between B1 and Ca (or the equivalent on another agency’s ratings scale) using the middle rating of Fitch, Inc., Moody’s® Investors

Services or Standard & Poor’s® (a division of The McGraw-Hill Companies, Inc.), after dropping the highest and lowest available ratings, will be included in the Underlying Index. When ratings from only two of these agencies are available, the lower rating is used to determine eligibility. When a rating from only one of these agencies is available, that rating is used to determine eligibility. The entire Underlying Index is comprised of bonds rated at B1—Ca, which are the lowest ratings available outside of bonds in default, placing those securities on the low end of the credit worthiness scale. The Underlying Index is rebalanced on the last business day of each month. Securities eligible for inclusion in the Underlying Index must be registered with the U.S. Securities and Exchange Commission, have been exempt from registration at the time of issuance, or have been offered pursuant to Rule 144A with or without registration rights. Senior and subordinated issues are included in the Underlying Index.

(2) Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark), creations and redemptions section and risk factors are specific to this Fund. The portfolio managers are specific to this Fund. The tax disclosure has also been updated to reflect recent legislation.

The Amendment follows the general format used by previous Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 614 filed pursuant to Rule 485(a)(2) on November 1, 2011.

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 614, filed pursuant to Rule 485(a)(2) on November 1, 2011, relating to the iShares MSCI All Country Asia Information Technology Index Fund.

The disclosures applicable to the Fund and the Trust included in the Amendment that are substantially similar to those in the referenced prior filing, with the differences described above, relate to descriptions of shares, the investment manager and other attributes under the headings “Management—Administrator, Custodian and Transfer Agent,” “Management—Conflicts of Interest,” “Shareholder Information—Buying and Selling Shares,” “Shareholder Information—Book Entry,” “Shareholder Information—Share Prices,” “Shareholder Information—Dividends and Distributions,” “Shareholder Information—Taxes When Shares Are Sold,” “Shareholder Information—Householding,” and “Distribution,” included in the Prospectus, and under the headings “Proxy Voting,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services—Investment Adviser,” “Investment Advisory, Administrative and Distribution Services—Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services—Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services—Distributor,” “Additional Information Concerning the Trust—DTC as Securities Depository for Shares of the Fund,” and “Miscellaneous Information” included in the SAI.

* * * * *

Other than as set out above, the operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

Should members of the Staff have any questions or comments concerning the Registration Statement, please do not hesitate to contact me at (202) 303-1273.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer

Andrew Josef, Esq.

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).